UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 28, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 28, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 28, 2012
12-28-TR

Teck Marks Canada Day with Trans Canada Trail Investment

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) today announced a $1 million investment to support the completion of a section of the Trans Canada Trail (TCT) connecting communities in the Kootenays.

“The Trans Canada Trail is part of our shared Canadian heritage, linking people and communities from coast to coast,” said Don Lindsay, President and CEO of Teck. “Many of our employees live and work in the Kootenays, and this investment will help to connect their communities and families, while also helping to build this national legacy for all Canadians.”

The Trans Canada Trail is the world’s longest network of recreational trails. The British Columbia section of the Trail is 76% complete. Teck’s investment will help support completion of sections of the Trail linking together the communities of Trail, Cranbrook, Kimberley, Fernie, Sparwood and Elkford.

“This is an important  leadership gift to the Trans Canada Trail. We are proud to have Teck join other Chapter 150 donors who are committed to connecting the Trail by Canada’s 150th birthday in 2017,” said Deborah Apps, President and CEO of the TCT. “Teck’s contribution will help us write another important chapter of this national story and will benefit communities in the Kootenays for generations to come.”

When fully connected, the Trans Canada Trail will stretch 23,000 kilometres from the Atlantic to the Pacific to the Arctic Oceans, linking 1,000 communities and more than 34 million Canadians. Today, more than 16,800 kilometres of Trail are developed and used by millions of Canadians and international visitors to hike, cycle, cross country ski, horseback ride, canoe and snowmobile.

For more information about the Trans Canada Trail, visit www.tctrail.ca.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Media Contacts:
Alana Duffy
Teck
Tel.: 604.699.4547
E-mail: alana.duffy@teck.com

Nic Milligan
Manager, Community and & Aboriginal Affairs
Tel.: 250.425.3335
E-mail: nic.milligan@teck.com

Richard Deane
Manager, Environment, Health Safety & Public Affairs
Trail Operations
Tel.: 250.364.4118
E-mail: richard.deane@teck.com

Julie Brouard
Trans Canada Trail
Tel.: 514.485.4350
E-mail: jbrouard@tctrail.ca